Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS
2020 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
URANIUM INDUSTRY OVERVIEW	3
RESULTS OF OPERATIONS	8
Wheeler River Project	11
Exploration Pipeline Properties	24
OUTLOOK FOR 2021	32
ADDITIONAL INFORMATION	34
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	49

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies, joint arrangements, and contractual arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 4, 2021 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2020. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2020 PERFORMANCE HIGHLIGHTS

■
Significant progress de-risking the Wheeler River project in 2020

In 2020, the Company made significant progress on systematically de-risking the technical risks identified for the In-Situ Recovery (‘ISR’) mining operation for the Phoenix uranium deposit (‘Phoenix’) following completion of the 2018 Pre-Feasibility Study (‘PFS’) for the Company’s 90% owned Wheeler River Uranium Project (‘Wheeler River’ or the ‘Project’):

o
Achieved independent “Proof of Concept” for application of ISR mining method at Phoenix;
o
Completed initial core leach tests, reporting uranium concentrations up to four times the amount assumed in the PFS for the Phoenix ISR operation;
o
Completed a 2020 ISR Field Program designed to build additional confidence in the results of the independent hydrogeologic model developed by Petrotek Corporation (‘Petrotek’), and to support the design and permitting of further field work expected to be incorporated into a future Feasibility Study (‘FS’); and
o
Completed a trade-off study demonstrating the merit of adopting a freeze wall design, rather than the freeze “dome” design included in the PFS, as part of the ISR mining approach planned for Phoenix.

■
Restarted the formal Environmental Assessment (‘EA’) process for Wheeler River

In January 2021, Denison restarted the formal EA process for Wheeler River. The decision to resume the EA process marked the end of the temporary suspension announced in March 2020 amidst the significant social and economic disruption that emerged as a result of the onset of the COVID-19 pandemic.

■
Successful series of equity financings to fund the EA and FS process for Wheeler River

Denison completed equity financings for gross proceeds of over US$56 million (including approximately US$3 million from an At-the-Market (‘ATM’) offering) in 2020 and early 2021. Subject to a decision to advance to a formal FS for Phoenix, the proceeds from the offerings are expected, based on current estimates, to be sufficient to complete such FS process and the EA process.

■
Completed flow-through equity financings to fund Canadian exploration

The Company completed flow-through equity financings of $8.9 million in late 2020 and early 2021. Proceeds of the financings will be used for eligible Canadian exploration activities in 2021 and 2022.

■
2020 Phoenix expansion drilling returns best results to date at Zone C

The primary focus of the Company’s 2020 exploration drilling program at Wheeler River centred on the area proximal to the Phoenix deposit with the potential to expand the extent of mineralization currently estimated for Phoenix. Expansion drilling in the Zone C area of Phoenix, which does not currently have an estimate of mineral resources, returned high grade mineralization – including 5.69% U3O8 over 5.0 metres in WR-328D1, which represents the best mineralized intersection at Zone C to date.

■
Discovery of new high-grade uranium mineralization four kilometres from Phoenix at Wheeler River

As part of the Company’s 2020 exploration drilling program at Wheeler River, certain regional target areas were also tested, which resulted in the discovery of new high-grade unconformity-hosted uranium mineralization up to 7.66% U3O8 along the K-West conductive trend.

■
Completed a Preliminary Economic Assessment (‘PEA’) evaluating the use of ISR at the Tthe Heldeth Túé (‘THT’, formerly J Zone) deposit on the Waterbury Lake Property (‘Waterbury’)

On December 30, 2020, Denison filed the technical report “Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada”, with an effective date of October 30, 2020 for the 66.90% Denison-owned Waterbury Lake property. The technical report includes a PEA that demonstrates robust economics for the potential future development of THT as a small-scale Athabasca Basin ISR uranium mining project – including low initial capital costs, low average cash operating costs and globally competitive all-in costs under US$25 per pound U3O8.

MANAGEMENT’S DISCUSSION & ANALYSIS

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest deposits and a 66.90% interest in the THT and Huskie deposits on the Waterbury Lake property. The Midwest, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments highlighted by a 90% interest in Wheeler River and a minority interest in an operating and licensed uranium milling facility in the MLJV, both located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada. With a shortage of low cost uranium development projects in the global project pipeline, Denison offers shareholders exposure to value creation through the potential future development of Wheeler River as well as an anticipated increase in future uranium prices.

URANIUM INDUSTRY OVERVIEW

Nine years after the March 2011 Fukushima Daichii nuclear incident occurred, the uranium market, amongst others, became the focus of unexpected supply disruptions resulting from the COVID-19 pandemic. In the case of the uranium market, demand remained relatively steady as the world responded to the pandemic and nuclear power plants continued to operate largely without disruption, while the supply side of the market experienced significant disruptions from the world’s largest and most influential uranium producers. This marked the beginning of a meaningful price recovery through the first part of 2020. The unexpected supply reaction catalyzed by the pandemic was layered on top of a uranium supply/demand picture that had already begun to change over the past couple of years, with demand outstripping supply from primary production and the shortfall being made up by inventories and other secondary supplies. As this dynamic has played out, sentiment regarding a recovery in the uranium price has improved, particularly with the high-profile shutdown and curtailment of many supply sources across the industry, including the world’s largest and highest grade uranium mine, Cameco Corporation’s (‘Cameco’) McArthur River Mine in northern Saskatchewan, Canada, which was placed into care and maintenance indefinitely in July 2018.

COVID-19’s short term effect on uranium supply has been dramatic, with additional production cuts announced by several of the world’s largest uranium producers. In March 2020, Cameco and Orano announced the closure of the lone remaining uranium production centre in Canada – the Cigar Lake Mine and the McClean Lake Mill. In April 2020, the world’s largest producer of uranium, National Atomic Company Kazatomprom (‘Kazatomprom’), announced that it would reduce operational activities across all of its uranium mines for an expected period of three months. Kazatomprom indicated that production was expected to decrease by up to 4,000 tU (10.4 million pounds U3O8) over this period. Together, these supply shocks resulted in the uranium price quickly rising almost 40%, from a low of US$24.10 in mid-March 2020, to a high of US$34.00 in May 2020.

MANAGEMENT’S DISCUSSION & ANALYSIS

In July 2020, Cameco announced that it would reopen its Cigar Lake mine in September. This news surprised many market participants and moving into August the uranium price slowly fell from above US$32.20 at the time of the announcement, to US$30.65 by month end. The spot price remained relatively stable for the remainder of the year, with the market registering the highest ever spot market volumes for a single year. By the end of December, the spot volume transacted reached 92.3 million pounds U3O8, breaking the previous annual spot volume record from 2018 of 88.7 million pounds U3O8.

In August 2020, Kazatomprom announced that it had decided to maintain its 20% reduction in production below the planned levels in its subsoil use contracts through 2022. Kazatomprom also confirmed that it had purchased uranium in the spot market and could continue to do so through the rest of the year. These announcements seemed to help stabilize general market sentiment following the unexpected restart of Cigar Lake.

Based on these events, and other significant COVID-19 related production disruptions, it is clear that large volumes of inventories and other secondary supplies were depleted faster than expected in 2020 – essentially accelerating the supply-demand rebalancing that was put into motion with the shutdown of the McArthur River mine in 2018. This, coupled with the fact that nuclear power plants around the globe have remained online and using uranium, largely without disruption, through this difficult period, is expected to help move the market towards a long-term sustainable price increase sooner than it otherwise would have, absent COVID-19.

The uranium price demonstrated stability through the end of 2020, holding between US$29.00 and US$30.00. In December 2020, Cameco announced another temporary suspension of production at Cigar Lake as a result of rising COVID-19 cases in Saskatchewan’s far north. While the uranium price increased following this decision, the lack of buying activity as the market slowed for the holiday season seemingly flattened the impact of the announcement. Entering 2021, the market will watch closely to see how long Cigar Lake remains shut down and whether buyers are willing to enter the market before an eventual restart is announced.

Several trade issues in the United States (‘US’) have impacted the nuclear fuel market over the past few years, and the resolution of those matters in 2020 has brought growing market stability. In 2018, a petition was filed with the US Department of Commerce (‘DOC’) to investigate the import of uranium into the US under Section 232 of the 1962 Trade Expansion Act. In July 2019, the US President ultimately concluded that uranium imports do not threaten national security and no trade actions were implemented. In conjunction with this, a further review was ordered of the nuclear supply chain in the US, and the Nuclear Fuels Working Group (‘NFWG’) was established. The NFWG reported its findings in April 2020, which, among other recommendations, included a plan to budget US$150 million per year, in each of the next 10 years, for uranium and conversion purchases from US producers to stock the nation’s strategic reserve. In December 2020, review and discussion around this matter ended when the US Congress passed a Bill that included initial funding of US$75 million to begin building a US uranium reserve. The Bill passed the US House and Senate with bipartisan support, and was signed into law in late December, 2020.

The review of the Agreement Suspending the Antidumping Investigation on Uranium from the Russian Federation (also known as the Russian Suspension Agreement or ‘RSA’) also created uncertainty in the uranium market during 2020, as the RSA was due to expire at the end of the year. A draft amendment, however, was announced in September 2020 and finalized in October 2020. The new arrangement extends the agreement until 2040 and aims to reduce US reliance on Russian uranium products over the next 20 years. The deal negotiated between the US DOC and Russian government reduces Russian exports of the enrichment component from the current level of approximately 20% of US enrichment demand to an average of 17% over the 20-year period, and limits Russian uranium concentrates and conversion components contained in the enriched uranium product to an average equivalent of approximately 7% of US enrichment demand. The agreement’s conclusion brought significant clarity and stability to many nuclear fuel market participants.

Overall, uranium demand has grown in recent years as new reactors have been started around the world and demand now exceeds the annual levels that existed prior to Japan shutting down all its nuclear units following the 2011 Fukushima Daichii nuclear incident. At the end of 2020, there were 436 nuclear reactors operating in 31 countries and generating 388 GWe – together supplying over 10% of the world's electrical requirements. In addition, there are 58 nuclear reactors being constructed in 18 countries, with a number of countries acting as principal drivers of this expansion, including China, India, South Korea, Russia, and the United Arab Emirates (‘UAE’). By 2035, UxC LLC (‘UxC’) forecasts, under its base case, that operating reactors will increase to 460, generating around 448 GWe. Through this period, annual uranium demand is expected to grow from 182 million pounds U3O8 in 2020 to around 209 million pounds U3O8 by 2035. Importantly, uncovered utility uranium requirements in this period, not including typical inventory building, are over 1.4 billion pounds U3O8.

MANAGEMENT’S DISCUSSION & ANALYSIS

Early in 2020, the UxC outlook for annual global uranium production was expected to be approximately 142 million pounds U3O8. This changed materially with the curtailment of additional production as a result of COVID-19. Actual production for 2020 is now estimated by UxC to have been 123 million U3O8 pounds which has created an even greater shortfall to 2020 estimated global annual demand of 182 million pounds U3O8. Though rebounding a little from 2020, UxC estimates that primary production in 2021 will remain low at 135 million pounds U3O8 as COVID-19 restarts are offset by the planned shutdown of long-standing production sources at Energy Resources of Australia’s Ranger mine and Orano’s COMINAK project in Niger. With annual demand projected by UxC to be 174 million pounds U3O8 in 2021, the 2021 differential between primary production and annual demand is projected to remain high, at approximately 39 million pounds U3O8.

With primary mine production in 2020 estimated by UxC to have supplied approximately 67% of the year’s estimated base case demand, the balance of demand is expected to have been supplied from secondary sources. These sources include commercial inventories, reprocessing of spent fuel, sales by uranium enrichers and inventories held by governments, such as those held by the US Department of Energy, and the Russian government. Secondary supplies remain a complex aspect of the uranium market. UxC forecasted that 64 million pounds U3O8 would enter the market from secondary supplies in 2020, leaving a surplus of approximately 5 million pounds U3O8 if the base case demand scenario of 182 million pounds for 2020 was met – meaning that the market demand would be met by those secondary sources of supply and that there would not be an imminent supply shortage. That being the case, UxC expects that secondary sources of supply will fall significantly from this level to approximately 20 million pounds U3O8 per year beyond 2030 – which suggests that increased primary sources of production will be important in the market over the next decade.

The process of inventory drawdowns is indicative of a market that is approaching an inflection point – where the surplus material that has been easy to procure in past years is diminished and end-users of uranium begin to question where long-term uranium supplies will come from and how secure that supply will be over the long lives of their nuclear reactors. There is a growing sense that market participants are beginning to look beyond near-term market conditions in an attempt to understand what the supply environment will look like in the mid-2020s and beyond. With a renewed focus on nuclear energy as a critical element in the ‘energy transition’ that many nations are looking to in order to battle climate change, it is expected that global utilities will be looking to source future supply from operations that are not only low-cost, reliable, and situated in stable jurisdictions (the typical criteria for a good supplier), but also those which are flexible and environmentally responsible.

Future and growing reliance on nuclear energy is again being considered by policy makers and interest groups around the world. As many industries were shut down around the globe in 2020 under the strain of COVID-19 related problems, nuclear electricity generation worldwide remained steadfast, providing the secure, baseload electricity needed to drive key infrastructure, including hospitals – all the while producing little to no carbon emissions. Building on the growing world view of the reliability and clean nature of nuclear power, there continued to be many positive news stories emerging on the demand side of the nuclear fuel market throughout 2020, including the following:

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The UAE announced that its first nuclear power plant, Barakah unit 1 achieved initial criticality in July 2020. By December, the unit reached 100% power and is now generating 1400 MW of electricity. Once the other units are operational, the four-unit plant will generate around 25% of the UAE’s electricity, preventing the release of up to 21 million tonnes of carbon emissions annually.

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China National Nuclear Corp reported, also in July 2020, that Unit 5 at its Tianwan nuclear power plant attained initial criticality. Construction of the unit began in December 2015. Unit 6 at the site began construction in September 2016. Both are expected to attain full commercial operation before the end of 2021.

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China continues to be a bright spot in the industry having recently reiterated in-country nuclear growth plans. The government indicated that it would build six to eight nuclear reactors each year between 2020 and 2025 in an effort to get back on track with past goals – aiming to have total capacity installed and under construction to be around 200 GW by 2035. At the end of 2020 China has approximately 49 nuclear reactors in operation, generating 51 GW, and 12 under construction. According to China’s Nuclear Energy Association, Chinese nuclear reactors produced 366.2 TWh of electricity in 2020, which represents an increase of roughly 5% compared to 2019. Nuclear power’s share of electricity in China was 4.9% in 2020. Looking ahead to 2021 China also is anticipated to announce its 14th Five Year Plan in March, which is expected to continue to emphasize its goals for nuclear energy.

MANAGEMENT’S DISCUSSION & ANALYSIS

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Russia’s Rosatom reported, in August 2020, that Unit 2 of the Leningrad II plant successfully reached the minimum controlled power level, meaning that a controlled, self-sustaining reaction had begun in the new reactor. The reactor’s commercial operation is set to begin in 2021.

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In the US, Southern Companies’ Georgia Power reached a milestone in the completion of its new reactor when it took delivery of the first nuclear fuel for Vogtle unit 3. The AP1000 reactor is approximately 96% complete, with fuel loading expected in April 2021. The company also added itself to a growing list of US utilities to announce a commitment to a long-term reduction in greenhouse gas emissions to net-zero emissions by 2050 – its ability to reach that goal will be enhanced by completion of its new Vogtle Units 3 & 4.

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In Canada, following the recent reconnection of Unit 2 at Ontario Power Generation’s (‘OPG’) Darlington Nuclear Generating Station, OPG announced another major milestone in September when work commenced on the refurbishment of Unit 3 following a brief postponement related to the COVID-19 pandemic.

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OPG also added its name to the list of utilities committing to achieving net-zero carbon emissions – committing to reach that goal by 2040 and committing to help the markets in which they operate achieve net-zero carbon economies by 2050. The company also announced in November that it would begin advancing plans to locate a small modular reactor (‘SMR’) at its Darlington site in order to support its net-zero goals. This built on an earlier announcement that OPG would leverage its more than 50 years of nuclear experience to advance engineering and design work with three grid-scale SMR developers – GE Hitachi Nuclear Energy, Terrestrial Energy Inc., and X-Energy LLC.

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The Canadian federal government also reinforced its support for nuclear energy and the development of SMRs, as a pillar in its plans for achieving the country’s climate change goals. Federal energy minister, Seamus O’Regan, highlighted the importance of nuclear power multiple times in 2020, including as part of a statement while releasing Canada’s national SMR Action Plan which calls for the development, demonstration, and deployment of SMRs.

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Positive nuclear news also emerged from Japan late in 2020 as the country’s new leader, Prime Minister Yoshihide Suga, pledged that the country will become carbon neutral by 2050. Japan’s current energy plan, set in 2018, calls for 22-24% of its energy to come from renewables, 20-22% from nuclear power, and 56% from fossil fuels. Suga, did not provide details on how Japan would reduce carbon emissions to zero, but said it would promote renewable energy and prioritize safety as it seeks a bigger role for nuclear.

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France’s President Macron indicated that nuclear will remain a key part of the country’s energy mix, highlighting that the nuclear industry will remain the cornerstone of France’s strategic autonomy. Though France has previously said it will cut its reliance on nuclear energy from 75% to 50% by 2035, it is also considering building next-generation EPR nuclear reactors.

Reinforcing the changing global energy landscape, the International Energy Agency (‘IEA’) released its first Electricity Market Report in December 2020. The report highlighted growth in renewable electricity generation at the expense of conventional sources, such as coal-fired generation, as well as expectations for nuclear power generation to grow by approximately 2.5% in 2021. The IEA, together with the OECD’s Nuclear Energy Agency, also showcased the global competitiveness of nuclear energy as the most dispatchable low-carbon technology, with the lowest expected costs, in the report ‘Projected Costs of Generating Electricity 2020’, which also refers to a decline in costs for new nuclear power plants owing to lessons learned from recent first-of-a-kind new build projects.

SELECTED ANNUAL FINANCIAL INFORMATION
(in thousands, except for per share amounts)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

Continuing Operations:
Total revenues	$14,423	$15,549	$15,550
Exploration and evaluation expenses	$(9,032)	$(15,238)	$(15,457)
Operating expenses	$(10,594)	$(14,436)	$(15,579)
Impairment expense	$-	$-	$(6,086)
Net loss	$(16,283)	$(18,141)	$(30,077)
Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.05)

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	As at December 31, 2020	As at December 31, 2019	As at December 31, 2018

Financial Position:
Cash and cash equivalents	$24,992	$8,190	$23,207

Working capital(1)	$37,571	$1,597	$19,221
Property, plant and equipment	$256,870	$257,259	$258,291
Total assets	$320,690	$299,998	$312,187
Total long-term liabilities(2)	$81,565	$74,903	$77,455

(1)
At December 31, 2020, the Company’s working capital includes $16,657,000 in portfolio investments and a non-cash deferred revenue liability of $3,478,000 (December 31, 2019 – $nil portfolio investments and non-cash deferred revenue liability of $4,580,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2020	2020	2020	2020
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Total revenues	$4,094	$2,743	$2,926	$4,660
Net loss	$(3,095)	$(5,482)	$(1,043)	$(6,663)
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.01)

	2019	2019	2019	2019
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Total revenues	$3,956	$3,478	$4,139	$3,976
Net loss	$(1,498)	$(6,424)	$(4,884)	$(5,335)
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.01)	$(0.01)

Significant items causing variations in quarterly results

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The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF OPERATIONS below for further details.
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Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
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Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
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Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and/or summer exploration programs in Saskatchewan. Due to restrictions related to the COVID-19 pandemic, the 2020 exploration program did not commence until late in the third quarter and was completed in December 2020.
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Denison temporarily suspended activities related to the EA and other discretionary activities related to the Wheeler River project late in the first quarter of 2020 due in part to the COVID-19 pandemic. The reduced net loss in the second quarter of 2020 reflects a significant reduction in evaluation expenditures resulting from the Company’s response to COVID-19 and other fiscally prudent measures.
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The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is an unincorporated contractual arrangement between Orano Canada Inc. (‘Orano Canada’) with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison completed a transaction with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’), under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

On March 23, 2020, in response to the COVID-19 pandemic, the operator of the CLJV announced a decision to suspend production at the Cigar Lake mine for a minimum of four weeks. At the same time, the operator of the MLJV announced that the McClean Lake mill would also suspend operations for the duration of the CLJV shutdown. In April 2020, the operator of the CLJV announced that the shut-down at the Cigar Lake mine would be extended for an indeterminate period of time. Mine and mill operations restarted September 2020, however, in December 2020, the CLJV announced another temporary suspension of production at the Cigar Lake mine, and the MLJV announced that the operations at the mill would again be temporarily suspended. At this time, the duration of the current suspension is unknown. As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill has resulted in a decrease in revenue recognized by Denison, the impact is non-cash and is limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the year ended December 31, 2020, the McClean Lake mill processed 10.1 million pounds U3O8 for the CLJV (2019 – 18.0 million pounds U3O8). In 2020, the Company recorded toll milling revenue of $2,762,000 (2019 – $4,609,000). The decrease in toll milling revenue in 2020, as compared to the prior year, is predominantly due to the decrease in mill production in the current periods resulting from the shut-down of the Cigar Lake mine, which commenced in late March 2020 and concluded in mid-September 2020. The current shut-down which commenced in late December 2020 is ongoing.

During the year ended December 31, 2020, the Company also recorded accretion expense of $3,058,000 on the toll milling deferred revenue balance (2019 – $3,203,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Mineral Sales

Mineral sales revenue for year ended December 30, 2020 was $852,000 (December 30, 2019 - $nil). Mineral sales revenue was earned in the first quarter of 2020 from the sale of 26,004 pounds U3O8 from inventory at an average price of $32.76 per pound.

Closed Mines Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario, the Yukon Territory and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from Closed Mines services during 2020 was $8,205,000 (2019 - $8,974,000). The decrease in revenue in 2020, as compared to 2019, was due to a decrease in activity at certain care and maintenance sites.

MANAGEMENT’S DISCUSSION & ANALYSIS

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC pursuant to a management services agreement. The current agreement has an effective date of April 1, 2019 and is for a five year term. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company.

During 2020, revenue from the Company’s management contract with UPC was $2,604,000 (2018 - $1,966,000). The increase in revenues during the year ended December 31, 2020, compared to the prior year, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’), an increase in commission-based management fees, as well as an increase in discretionary management fees due to a $300,000 fee awarded to Denison related to non-routine activities performed by the Company. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees in the year ended December 31, 2020 was due to the increase in the average fair value of UPC’s uranium holdings, resulting from higher uranium spot prices during the second, third and fourth quarters of 2020. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales. The increase in commission-based management fees during the year ended December 31, 2020 was due to an increase in uranium purchase and sales transactions, as compared to the prior year.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in 2020 were $3,742,000 (2019 - $6,090,000). In 2020, operating expenses included depreciation of the McClean Lake mill of $1,730,000 (2019 - $3,165,000), as a result of processing approximately 10.1 million pounds U3O8 for the CLJV (2019 – 18.0 million pounds). The decrease in depreciation during 2020 was primarily due to the decrease in production by the McClean Lake mill (see above).

In 2020, operating expenses also included development and other operating costs related to the MLJV of $2,011,000 (2019 – $2,925,000). The development and other operating costs for 2020 include $922,000 in costs related to advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV, as well as $526,000 in cost of sales, selling expenses of $14,000, and sales royalties and resource surcharges of $64,000 related to the sale of 26,004 pounds of U3O8. As a result of the COVID-19 pandemic, the operator of the MLJV decided to defer the completion of the SABRE mining test, which was originally planned for 2020, until 2021.

Closed Mines Services

Operating expenses during 2020 totaled $6,849,000 (2019 - $8,346,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The decrease in operating expenses in 2020, compared to 2019, is predominantly due to a reduction in activity at certain care and maintenance sites, as well as a decrease in salaries and other costs associated with a reduction in headcount following a restructuring completed during the fourth quarter of 2019, when the Company discontinued its environmental consulting business.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

The Company continues to focus on its high priority projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2020 was $9,032,000 (2019 – $15,238,000). During 2020, the Company’s exploration and evaluation expenditures decreased, primarily due to a drop in evaluation expenditures due to the decision, in March 2020, to temporarily suspend the EA program and other discretionary activities at Wheeler River, as a result of the Company’s response to the COVID-19 pandemic. See WHEELER RIVER PROJECT below for further details.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter field season (January to mid-April) and summer field season (June to mid-October). Due to the COVID-19 pandemic, the timing of exploration expenditures in 2020 is slightly different than in past years, with the majority of expenditures deferred until late in the third quarter and the fourth quarter.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following tables summarize the exploration and evaluation activities completed during 2020. The exploration drilling relates to the Company’s exploration program at Wheeler River, while the evaluation drilling relates to the installation of regional groundwater sampling holes as part of the Wheeler River 2020 Field Program.

All exploration and evaluation expenditure information in this MD&A covers the twelve months ending December 31, 2020.

CANADIAN EXPLORATION ACTIVITIES
Property	Denison’s ownership(1)	Exploration drilling(6)	Other activities
Wheeler River	90%(2)	11,874 m (29 holes)	-
Waterbury Lake	66.90%(3)	-	Geophysical surveys
Murphy Lake	100%	-	Geophysical surveys
Moon Lake	60.10%(4)	-	Geophysical surveys
Moon Lake North	100%	-	Geophysical surveys
Moon Lake South	75%(5)	-	Geophysical surveys
South Dufferin	100%	-	Soil sampling

Notes:
(1) The Company’s ownership interest as at December 31, 2020.
(2) JCU (Canada) Exploration Company Limited (‘JCU’) funded their 10% portion of exploration and evaluation expenditures during 2020 and ownership interests are unchanged for 2020.
(3) Denison earned an additional 0.32% interest in the Waterbury Lake property during 2020. The partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’), elected not to fund the 2020 exploration program and therefore diluted its ownership interest. Refer to RELATED PARTY TRANSACTIONS for more details.
(4) The partner, Uranium One Inc. elected not to fund the 2020 exploration program and therefore diluted its ownership interest.
(5) In accordance with the January 2016 letter agreement with CanAlaska Uranium Ltd, Denison ownership interest increased to 75% in the Moon Lake South claim in February 2020.
(6) The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.

CANADIAN EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling(4)	Other activities
Wheeler River	90%(2)	705 m (5 small diameter wells)	ISR Field Testing, Engineering, Environmental Assessment
Waterbury Lake	66.90%(3)	-	Concept Study, PEA Activities

Notes:
(1) The Company’s ownership interest as at December 31, 2020.
(2) JCU funded their 10% portion of exploration and evaluation expenditures during 2020 and ownership interests are unchanged for 2020.
(3) Denison earned an additional 0.32% interest in the Waterbury Lake property during 2020. The partner, KWULP, elected not to fund the 2020 exploration program and therefore diluted its ownership interest. Refer to RELATED PARTY TRANSACTIONS for more details.
(4) Small diameter evaluation drilling includes HQ/PQ sized diamond drilling of new holes for the purposes of regional groundwater sampling. Figures include total evaluation metres drilled and total number of holes completed.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of December 31, 2020, is illustrated in the figure below. The Company’s Athabasca land package did not change during the fourth quarter of 2020, remaining at 268,725 hectares (204 claims).

Denison Mines
Denison Mines' Athabasca Properties
December 31, 2020
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Candle
Packrat
Darby
Park
Creek
West Bear
Hook-Carter
Epp Lake
Marten
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
Crawford
Lake
South Dufferin
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given the social, financial and market disruptions related to COVID-19, and certain fiscally prudent measures, Denison temporarily suspended certain activities at Wheeler River starting in April 2020, including the formal parts of the EA program, which is on the critical path to achieving the project development schedule outlined in the PFS Technical Report. While the formal EA process has resumed in early 2021, the Company is not currently able to estimate the impact to the project development schedule, outlined in the PFS Technical Report, and users are cautioned that certain of the estimates provided therein, particularly regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During 2020, Denison’s share of evaluation costs at Wheeler River was $3,383,000 (2019 - $9,867,000). Although much of the original program planned for 2020, including significant field testing, was deferred to 2021 due to the pandemic, significant progress was still made in advancing critical elements of the Phoenix ISR operation planned for the Wheeler River project, including the following:

●
Core leach testing with initial testing resulting in uranium concentrations up to four times the amount assumed in the PFS (see Denison press release dated February 19, 2020)
●
Metallurgical testing for leaching at low temperatures;
●
Metallurgical testing to support the separation of iron and radium precipitates from the uranium bearing solution (‘UBS’); and
●
A comprehensive trade-off study to evaluate the use of a freeze wall rather than a freeze ‘dome’ design for Phoenix.

In addition, input criteria for the EA and the installation of additional groundwater monitoring wells around Phoenix were completed during the year.

Technical activities in 2020 consisted of desktop studies, including the freeze wall trade-off study, metallurgical programs, as well as various field tests and related activities at the Wheeler River site (the ‘2020 Field Program’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Prior to resuming field activities at Wheeler the Company developed comprehensive policies to support the safe resumption of work at the Wheeler River site for the 2020 Field Program. The protocols consider the unique health and safety risks associated with operating a remote work camp amidst the ongoing COVID-19 pandemic. Public health guidelines and best practices have been incorporated into the Company’s plans, which have been reviewed by the Company’s Vice President Operations, President & CEO, and the Environmental Health and Safety Committee of the Board of Directors (see Denison press release date July 27, 2020).

2020 Field Program:

●
Hydrogeological Test Work

The hydrogeologic model for Phoenix, developed by Petrotek, produced demonstration of "proof of concept" for the application of the ISR mining method at Phoenix, with respect to potential operational extraction and injection rates (see Denison press release dated June 4, 2020). The hydrogeologic model was developed based on actual field data collected from the 2019 Field Test (see Denison press release dated December 18, 2019). Based on the positive results from the hydrogeologic model, the Company developed and commenced the 2020 Field Program. The purpose of the additional test work completed in 2020 was to further evaluate and verify the ISR mining conditions present at Phoenix by supplementing the extensive dataset acquired as part of the 2019 field work (‘2019 Field Test’).

17 pump and injection tests were completed 2020 between Test Area 1 and Tests Area 2 of the 2019 Field Test at Phoenix Zone A. The data collected from these tests will supplement the extensive dataset acquired as part of the 2019 Field Test and is expected to provide additional confidence in the Company’s understanding of the fluid pathways within Test Area 1 and Test Area 2, and to provide valuable insight into individual well capacities and the overall hydrogeological network of the deposit areas.

The hydrogeologic data collected for the Project and the associated modeling is expected to be of critical importance to the advancement of Phoenix as an ISR mining operation – as it is expected to support the design and permitting of future field tests, the detailed assessment of the ISR permeability requirements of the orebody, and the detailed ISR mine planning efforts required as part of the completion of a future FS.

●
Permeameter Analysis

Over 1,000 additional samples were collected from historic drill hole cores, each of which was dried, and analyzed for permeability and porosity. The samples were selected to refine our understanding of the mineralized hydrogeologic horizons, including the low permeability basement rocks, and the overlying sandstone.

●
Rock Mechanics

Mineralized core samples were collected and shipped to SNC Lavalin (Saskatoon) for rock mechanics tests, including tensile strength and uniaxial compressive strength. The samples targeted various previously identified hydrogeologic units, including the Upper Clay Zone, Lower Clay Zone and High-Grade Friable Zone. The results from these tests will be utilized to better define the design of certain permeability enhancement techniques for subsequent field programs.

●
Installation of Additional Environmental Monitoring Wells

Five additional monitoring wells were installed in two clusters, located approximately 500 metres northeast of Phoenix and 750 metres southeast of Phoenix. The additional monitoring wells allow for the collection of groundwater flow information at locations further away from the Phoenix deposit than had been previously studied, providing additional data for the site groundwater model – which will allow for proper long-term monitoring and the modelling of groundwater impacts through construction, operations and decommissioning, each of which will be an important element of the effects assessments in an Environmental Impact Statement (‘EIS’).

●
Groundwater Sampling

Groundwater samples were collected from eight different environmental monitoring wells in the Phoenix deposit area. The sampling occurred at several horizons within each well, including horizons above, below and within the Phoenix ore zone. The samples have been sent to the Saskatchewan Research Council (‘SRC’) for analysis. Once received, the data from these samples will be utilized to support the design and permitting of additional field tests expected to be incorporated into a future FS.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the fourth quarter, Denison completed additional evaluation, preparation and desktop planning activities in support of the expected 2021 Field Program at Phoenix – details of which were released in early 2021. See OUTLOOK FOR 2021 for further details regarding the planned 2021 Field Program.

Metallurgical Testing

Metallurgical test work in 2020 was conducted at the SRC laboratories in Saskatoon, and included studies at low temperatures for leaching kinetics, removal of iron and radium precipitates from the UBS, and corrosion tests to determine well material requirements. Additionally, core leach testing resumed late in the fourth quarter and is planned to continue through the first quarter of 2021. Highlights from the metallurgical testing program are outlined below:

●
Iron/Radium Removal from UBS:

The operating plan envisioned for the Phoenix deposit results in minimal “contaminants of concern” remaining on surface at mine closure. The processing plant will be designed to remove essentially all contaminants of concern at the front end of the plant with precipitation of iron and radium as the first unit operation. Testing to date has indicated that the iron and radium removal process results in approximately a 1% carry over of uranium in the precipitate. This precipitate is planned to be sent to a uranium mill for recovery of the residual amount of uranium and disposal of the iron and radium.

●
Low Temperature Leach Tests:

The temperature of the Phoenix deposit at 400 metres depth is estimated to be between 5 to 10 degrees Celsius. Most uranium mills run their leach circuits at 20 to 50 degrees Celsius. Due to this significant temperature differential, test work was undertaken in 2020 to evaluate leaching at lower temperatures in order to assess the lixiviant composition required to achieve sufficient leaching kinetics at lower temperatures. Conclusions from the test indicate that varying the sulfuric acid concentration in the lixiviant can compensate for the impact of lower temperature on the rate of leaching.

●
Core Leach Tests:

These specialized leach tests involve the testing of intact mineralized core samples, representative of the in-situ conditions at Phoenix, to evaluate uranium recovery specifically for the ISR mining method. Mineralized core samples of between 0.75 metres and 1.5 metres in length were obtained from the 2019 Field Test. A triple-tube method of core recovery was employed to ensure the core could be recovered with minimal breakage and would be representative of the Phoenix orebody. Core samples were collected to represent the various ore types and grade ranges (~1% to 60% U3O8) at Phoenix.

A specialized laboratory apparatus is utilized to completely seal the outer diameter of the intact mineralized core, thus ensuring that the leach solution travels through the intact core sample (15 centimetres to 25 centimetres in length). The tests are expected to utilize mining solution (or lixiviant) with acid and oxidant concentrations, and injection pressures and temperatures, similar to those envisaged during commercial ISR operations. Denison considers this type of specialized test of intact competent core samples to be the most representative available laboratory test of the natural leach conditions of the host rock. Accordingly, these tests are expected to provide important detailed metallurgical recovery data, that is expected to inform the Company’s understanding of the potential scope of the start-up, steady state, and closure of ISR wells.

In February 2020, the Company reported on the results from the initial core leach tests (see Denison press release dated February 19, 2020). At that time, over 50 days of testing had been completed on a mineralized core sample recovered from drill hole GWR-016. The core sample was recovered from between 405 and 407 metres below surface within the extent of the high-grade core of Phoenix Zone A. Various parameters for lixiviant composition (including both acid and oxidant concentration) have been tested to date. In all cases, the lixiviant is injected into the core continuously and only interrupted periodically if a change in the lixiviant composition is required. After the initial test startup, UBS recovered from the core sample returned uranium content in the range of 13.5 g/L to 39.8 g/L. The average uranium concentration returned over the last 20 days of testing was 29.8 g/L – which represents a uranium content that is approximately 200% higher than (or three times) the minimum level used for the ISR process plant design in the PFS of 10 g/L.

In late 2020, core leach testing resumed, with several additional core leach tests currently planned to continue into early 2021, with various cores representative of the differences in grade and permeability within the Phoenix deposit. See OUTLOOK FOR 2021 below for additional details.

MANAGEMENT’S DISCUSSION & ANALYSIS

Trade-off Study for Assessing a Freeze Wall Design for the High-grade Phoenix Deposit

In December 2020, Denison announced the completion of a trade-off study assessing the merit of adopting a freeze wall design as part of the ISR mining approach planned for the Phoenix (see Denison press release dated December 1, 2020). Based on the results of the trade-off study, a freeze wall design has the potential to offer significant environmental, operational, and financial advantages compared to the freeze cap (or freeze “dome”) design previously planned for the Project and included in the Project’s PFS.

Accordingly, the Company has decided to adapt its plans for the Project to use a freeze wall in future Project design and environmental assessment efforts. The trade-off study highlights the following significant benefits of a freeze wall design:

●
Enhanced environmental design:

The freeze wall design provides full hydraulic containment of the ISR well field by establishing a physical perimeter around the mining area, which will extend from the basement rock underlying Phoenix to surface – enhancing environmental protection in the area of the ISR mining operation, thereby minimizing potential environmental impacts during the life of the operation, while still establishing a defined area for decommissioning and reclamation.

●
Lower technical complexity and operational risks:

A freeze wall is expected to be installed using existing and proven vertical or angled diamond drilling methods, rather than the directional / horizontal drilling approach proposed to establish a freeze cap. The use of conventional diamond drilling methods is expected to substantially decrease the technical complexity associated with project construction. Similarly, the adaptation of previous plans (described in the PFS), to remove the cap design is expected to significantly reduce operational risks by eliminating the potential intersection of freeze holes during the installation of future ISR wells as the ISR wells will no longer have to pierce a freeze cap to access the mining horizon.

●
Expected reduction in initial capital costs, with phased mining approach:

The freeze cap design contemplated the use of a small number of large horizontal freeze holes to encapsulate the entire Phoenix deposit at depth prior to first production. In contrast, the freeze wall design, which consists of vertical / angled freeze holes, provides the flexibility for a phased mining approach that requires only a limited initial freeze wall installation to commence mining – with additional ground freezing occurring throughout the life of the mine in sequential phases. Preliminary designs for mining of the Phoenix deposit, using a freeze wall approach, now call for five phases, thus potentially reducing the Project’s upfront capital requirements and initial ground freezing time. The planned phases are expected to target the least capital-intensive areas of the deposit first (higher grades, smaller footprint) to defer capital costs as much as possible and simultaneously shorten the Project construction schedule.

●
Strengthened project sustainability:

The predominant drilling method used in the freeze wall design is conventional diamond drilling. This existing and proven method is widely employed and established in northern Saskatchewan. Accordingly, it is anticipated that Denison will be able to leverage the existing skilled work force in the region to increase business and employment opportunities for residents of Saskatchewan’s north.

Environmental and Sustainability Activities

In 2019, the Company submitted a Project Description (‘PD’) to the Canadian Nuclear Safety Commission (‘CNSC’) and a Technical Proposal to the Saskatchewan Ministry of Environment (‘SK MOE’) to support the advancement of an ISR uranium mine at Wheeler River. Acceptance of these documents was announced by both the SK MOE and the CNSC on June 1, 2019. This milestone marked the official commencement of the EA process.

The Company identified the EA process as a key element of the Project's critical path. Accordingly, Denison has initiated various studies and assessments as part of the EA process, which is intended to culminate in the preparation of the Project EIS. The EA is a planning and decision-making tool, which involves predicting potential environmental effects throughout the project lifecycle (construction, operation, decommissioning and post-decommissioning) at the site, and within the local and regional assessment areas.

MANAGEMENT’S DISCUSSION & ANALYSIS

In late December 2019, Denison received a Record of Decision from the CNSC on the scope of the factors to be taken into account for the Wheeler EA, which indicate that the EA will follow the CNSC’s generic guidelines.

In March 2020, Denison announced the temporary suspension of the formal aspects of the EA in response to the onset of the COVID-19 pandemic in Canada (see Denison press release dated March 20, 2020).

With the safe and successful completion of the 2020 Field Program and based on consultation with various interested parties involved in the EA process, Denison made the decision to resume the formal EA in January 2021 (see Denison press release November 9, 2020).

EA Activities

During 2020, in order to prepare for the re-start of the formal EA process, Denison focused its efforts on several areas designed to progress the Project’s effects assessment as well as the draft submission of the EIS. Two key components of the work completed during the year were the development of an EA design basis, as well as the installation and testing of additional regional groundwater sampling wells to further establish baseline conditions.

The EA design basis is determined in order to predict, with some certainty, each Project output that has the potential to impact the environment from the start of construction through final decommissioning. The EA design basis includes the following Project outputs:

●
Air emissions from all anticipated sources;
●
Project footprint;
●
Water management, with intake and effluent quality and volumes;
●
Waste management, including contaminate estimates and volumes;
●
Truck transport, including load details; and
●
Workforce requirements.

Different from the engineering design, the EA basis should provide enough flexibility to accommodate design changes as the Project advances through to completion of a future FS, as well as detailed design, and operations. The outputs must be defensible to the regulators with enough engineering design support or examples from similar operations, to ensure the predicted assessment does not overestimate or underestimate impacts to the environment.

Given the nature if ISR mining, the Company expects regulators and the public to focus on the potential impacts of the mining operation to the groundwater and nearby lakes. With this in mind, Denison installed five additional groundwater monitoring wells at locations selected based on regional and local groundwater movement. Collection of data on groundwater flow and chemistry has commenced, with well screens set within each well at depths where there is higher sandstone fracturing in order to provide data on potential pathways for water movement from the deposit. The combined data will be analyzed to develop a conceptual site model predicting the potential effects to the surface environment, if any, from the proposed ISR mining operation. Additionally, the information collected through this process is expected to be important in the development of monitoring and mitigation plans to support mine operations in the future.

Community Engagement Activities

Despite the temporary suspension of the formal EA process during most of 2020, Denison continued to keep various interested parties informed about planned Project activities and changes to those plans due to the COVID-19 pandemic. Recognizing that the remote location of communities in northern Saskatchewan pose a unique risk for COVID-19 transmission and treatment, in early April, Denison provided financial support and the procurement of COVID-19 safety supplies, such as hand sanitizer and cleaning products to a number of remote communities in northern Saskatchewan – enhancing their capacity to mitigate and/or respond to a COVID-19 outbreak. In late April 2020, a number of Indigenous and non-Indigenous communities in the north west of Saskatchewan experienced COVID-19 outbreaks. In response, a unique collective of Indigenous and non-Indigenous leaders came together to create the Northwest Communities Incident Command Centre, which was focused on ensuring the communities responded to COVID-19 from a regional perspective. Denison provided additional financial support for this initiative, and invited other exploration companies to do the same – amplifying the Company’s contribution. Additionally, Denison worked directly with the Command Centre to get input on the development of a Travel Protocol for travel through northern Saskatchewan that would be respectful of local concern for the potential transmission of COVID-19 through travel connected to field activities, like Denison’s exploration and evaluation activities. Denison’s Travel Protocol was shared with the Saskatchewan Mining Association (‘SMA’) and has been provided as an example of best practice for other SMA members to refer to while travelling to and from remote sites.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Program

Denison’s share of exploration costs at Wheeler River during 2020 were $3,336,000 (2019 – $2,679,000).

The 2020 exploration drilling program at Wheeler River commenced late in the third quarter and concluded in December 2020. A total of 29 holes were drilled as part of the program, totaling 11,874 metres across the following target areas: Phoenix Zone A and B (3,796 metres; 8 holes), Phoenix Zone C (3,633 metres; 11 holes), K West (2,399 metres, 6 holes) and M Zone (2,046 metres, 4 holes).

Phoenix Zone A and Zone B

Eight diamond drill holes totaling 3,796 metres were completed to test the extents of known mineralization at Zones A and B. While several drill holes intersected weak uranium mineralization, the only notable potential extension of existing mineralization was reported in drill hole WR-765D1 in Zone B – which intersected 0.36% U3O8 over 3.5 metres (from 401.3 to 404.8 metres), drilled at an azimuth of 332.3° and an inclination of -79.6°, approximately 15 metres east of WR-333 (which previously intersected 14.6% U3O8 over 6.0 metres).

Phoenix Zone C

Zone C is the southwestern-most mineralized zone at Phoenix (see map below). Prior to the 2020 drilling program, Zone C was defined over a strike length of approximately 250 metres by only five mineralized intersections. Historic exploration drilling at Phoenix was largely focused on the delineation of Zone A and Zone B. As a result of the lack of historical drilling at Zone C, no resource estimate exists for the mineralization previously identified at Zone C.

MANAGEMENT’S DISCUSSION & ANALYSIS

The 2020 drilling program was designed to test the continuity and extents of known mineralization at Zone C. Eleven drill holes were completed at Zone C in 2020 for a total of 3,633 metres. Three of these drill holes returned uranium mineralization, successfully extending the mineralized zone's strike length by approximately 20 metres to the southwest and delineating a potential high-grade mineralized “core.” Mineralized intersections from 2020 drilling at Zone C are outlined in the table below and illustrated in the map below.

With Denison’s recent decision to adopt a freeze wall design and phased mining approach, as part of the ISR mining operation planned for the Phoenix deposit, it is possible that further exploration could result in the delineation of a mineral resource that could become a future mining “phase” at Phoenix. Additional drilling will be required to determine the extent of uranium mineralization at Zone C.

HIGHLIGHTS OF ASSAY RESULTS FOR PHOENIX ZONE C DRILL HOLES
Hole Number	From (m)	To (m)	Length4,5 (m)	Grade (% U3O8)1,2
WR-328D1	376.4	381.4	5.0	5.69
WR-767D1	382.0	384.5	2.5	8.84
WR-771(3)	376.5	377.5	1.0	0.89
Notes:
1. U3O8 is the chemical assay of mineralized split core samples.
2. Intersection interval is composited above a cut-off grade of 2.0% U3O8 unless otherwise indicated.
3. Intersection interval is composited above a cut-off grade of 0.1% U3O8.
4. WR-328D1 was drilled at an azimuth of 333.7° and an inclination of -80.3°. WR-767D1 was drilled at an azimuth of 310.4° and an inclination of -79.3°. WR-771 was drilled at an azimuth of 310.0° and an inclination of -79.5°.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to be flat-lying, the true thickness of the mineralization is expected to be approximately 98% of the intersection lengths.

Phoenix Zone C – 2020 Exploration Drilling

Denison Mines

Gryphon Deposit
Zone C
Phoenix Deposit
N
WR-253
0.18% U_3O_8 / 3.0 m and
1.40% U_3O_8 / 4.0 m and
0.48% U_3O_8 / 2.0 m
WR-251
0.59% U_3O_8 / 3.25 m
WR-328
1.59% U_3O_8 / 3.5 m and
0.31% U_3O_8 / 1.5 m
WR-270
0.96% U_3O_8 / 1.0 m
WR-767D1
8.84% U_3O_8 / 2.5 m
WR-328D1
5.69% U_3O_8 / 5.0 m
WR-368
1.59% U_3O_8 / 2.0 m
WR-771
0.89% U_3O_8 / 1.0 m
WR-764
WR-772
WR-766
WR-776
WR-767D1
WR-767D2
WR-328D1
WR-328D2
WR-328D3
WR-767
WR-771D1
WR-771
Pelite
Graphitic Pelite
Quartzite
Garnetiferous Pelite
Fault
Thrust Fault
2020 Drill Hole
UC Intercept
Historical Drill Hole
Phoenix Deposit
Phoenix Zone C
50 m

MANAGEMENT’S DISCUSSION & ANALYSIS

K West

K West is located in the northwest portion of the Wheeler River property. The K West fault is the primary exploration target in this area, which lies within the K West conductive trend, at or near the contact between a graphitic pelite and underlying Archean granite. The K West fault has been drill-defined over a strike length of approximately 15 kilometres, on both the Wheeler River property and on adjacent properties located to the north of Wheeler River, where several zones of high-grade unconformity-hosted mineralization have been identified (including on Denison’s 30% owned Mann Lake property). Historical drilling at K-West, which has been interpreted to have intersected the unconformity anywhere from 30 to 100 metres hanging wall of the K West fault, has defined a broad zone of anomalous uranium pathfinder geochemistry, specifically copper, nickel, and cobalt.

A total of 6 drill holes were completed at K-West as part of the 2020 exploration program, including drill hole WR-741AD1, which was designed to test the up-dip projection of the K West fault intersected in 2018 by drill hole WR-741A. WR-741AD1, drilled at an azimuth of 295.7° and an inclination of -71.0°, intersected weak mineralization hosted within a narrow breccia approximately 3 metres below the unconformity, located at the upper contact of the K-West fault. In addition, composite sandstone samples from WR-741AD1 returned highly anomalous copper and nickel concentrations over the lower 310 metres of the sandstone column.

WR-741AD2 was drilled 10 metres to the northwest of WR-741AD1, at an azimuth of 294.3° and an inclination of -63.0°, to test the extents of the mineralization identified below the unconformity. As detailed in the table below, WR-741AD2 intersected high-grade uranium mineralization, up to 7.66% U3O8, that is interpreted to straddle the unconformity contact.

In addition, low grade mineralization was encountered straddling the unconformity in WR-775, drilled at an azimuth of 282.0° and an inclination of -74.0°, located approximately 400 metres to the south of WR-741AD2. Highlights from the 2020 drilling are summarized in the table below. See the figure below for a map of K West illustrating the location of the 2020 drilling.

HIGHLIGHTS OF ASSAY RESULTS FOR K WEST DRILL HOLES
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2
WR-741AD1	644.8	647.8	3.0	0.42
WR-741AD2	640.3	644.3	4.0	2.14
(includes)3	643.3	644.3	1.0	7.66
WR-775	594.4	595.4	1.0	0.30
Notes:
1. U3O8 is the chemical assay of mineralized split core samples.
2. Intersection interval is composited above a cut-off grade of 0.1% U3O8 unless otherwise indicated.
3. Intersection interval is composited above a cut-off grade of 1.0% U3O8.
4. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to be flat-lying, the true thickness of the mineralization is expected to be approximately 90-95% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project, K West Zone 2020 Drilling

Denison Mines

Gryphon Deposit
K West
Phoenix Deposit
N
WR-741AD1
0.41% U_3O_8 / 3.0 m
WR-741AD2
2.14% U_3O_8 / 4.0 m, incl.
7.66% U_3O_8 / 1.0 m
WR-775
0.30% U_3O_8 / 1.0 m
WR-774
intersected K-West fault at depth
Wheeler River Property Boundary
Gryphon Deposit
Pelite
Graphitic Pelite
Quartzite
Granite
Semi-Pelite
Pegmatite
Calcsilicate
Fault
Thrust Fault
K West Fault
2020 Drill Hole
2020 UC Intercept
Historical Drill Hole Collar
Gryphon Deposit
500 m

M Zone

Regional exploration drilling was also completed at the M Zone target area during the 2020 Wheeler River exploration program. M Zone is located approximately 5.5 kilometres east of Phoenix and lies roughly 700 metres from the McArthur River – Key Lake haul road. Denison’s exploration team conducted a core-relogging program in 2018 and identified several historical drill holes at M Zone that encountered indicative structure, alteration, elevated radioactivity, or anomalous pathfinder geochemistry worthy of follow-up.

A total of 4 drill holes were completed at M Zone as part of the 2020 exploration program, including drill hole WR-778, which was designed to test the subcrop of a graphitic fault at the sub-Athabasca unconformity that was previously intersected at depth in DDH ZM-17. WR-778, drilled at an azimuth of 304° and an inclination of -80.0°, intersected a wide reverse fault zone in the lower sandstone, highlighted by multiple basement wedges, intense hydrothermal alteration, and a broad interval of weak uranium mineralization.

The presence of basement wedges in WR-778 and an interpreted unconformity elevation offset of 25 metres indicates that the broad zone of weak mineralization is controlled by a large reverse fault.

Weak uranium mineralization was returned along the nose of basement wedges within a broad reverse fault zone, as summarized in the table below. The mineralized intervals are reported as the radiometric equivalent uranium derived from a total gamma down-hole probe (“eU3O8”) due to extensive core loss. Taken together, the results from WR-778 present a model that may be similar to Zone 4 at McArthur River. While the mineralization at M Zone is significantly lower grade than McArthur, there are many similarities and future exploration drilling is expected to test if the area is analogous to Zone 4 at McArthur River.

MANAGEMENT’S DISCUSSION & ANALYSIS

Highlights of mineralized intersections are provided in the table below and drill locations are shown in the figure below.

HIGHLIGHTS OF MINERALIZED INTERSECTIONS FOR M ZONE DRILL HOLES
Hole Number	From (m)	To (m)	Length3 (m)	eU3O8(%)1,2
WR-778	397.1	407.3	10.2	0.08
And	411.2	414.2	3.0	0.089
Notes:
1. Due to core loss, the interval is reported as radiometric equivalent U3O8 (eU3O8).
2. Intersection interval is composited above a cut-off grade of 0.05% eU3O8 unless otherwise indicated.
3. As the mineralization is fault hosted, the true thickness of the mineralization is expected to approximate the intersection lengths.

Wheeler River Project, M Zone 2020 Drilling

Gryphon Deposit
M Zone
Phoenix Deposit
N
WR-779
20 m wide fault zone in basal sandstone characterized by abundant core loss and multi-element enrichment
Wheeler River Property Boundary
WR-780
Broad fault zone in basal sandstone
Anomalous U and base metals in lower 195 m of sandstone column
Elevated radioactivity in upper basement
WR-778
0.08% eU_3O_8*/10.2 m and
0.08% eU_3O_8*/ 3.0 m
hosted within broad fault zone containing multiple basement wedges
Pelite
Graphitic Pelite
Granite
Semi-Pelite
Mafic
M Zone Fault
2020 Drill Hole
2020 UC Intercept
Historical Drill Hole Collar
* The mineralized interval is reported as the radiometric equivalent uranium derived from a total gamma down-hole probe (eU_3O_8)
500 m

Other Pipeline Properties

Exploration Program

Denison’s share of exploration costs at its exploration pipeline properties during 2020 was $2,025,000 (2019 - $2,821,000).

During 2020, the Company completed a helicopter-supported soil sampling program on its wholly-owned South Dufferin Project. A total of 3,042 soil samples were collected across two sampling grids to identify surface geochemical anomalies that may be indicative of a uranium mineralizing system.

MANAGEMENT’S DISCUSSION & ANALYSIS

The results of this program will be used in conjunction with existing geophysical data to plan future exploration activities on the South Dufferin Project.

In addition, during the first quarter of 2020, four geophysical surveys were completed on five of the Company’s projects. The surveys were carried out at Waterbury Lake, Murphy Lake, Moon Lake, and Moon Lake North and South (shared survey). The purpose of the surveys is to generate targets for future drill testing in areas considered to have significant exploration potential, and in certain cases to protect the associated claims from lapsing. The planned surveys for Ford Lake and Darby were not completed due to disruptions related to COVID-19.

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the planned objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Evaluation Program

Denison’s share of evaluation costs at its pipeline properties during 2020 was $215,000 (2019 - $nil).

The costs are related to the concept study completed for the THT deposit on the Waterbury Lake property in July 2020, as well as the independent Preliminary Economic Analysis (‘PEA’) that was completed in the fourth quarter.

In November 2020, the Company reported on the results of the PEA for the THT deposit using the ISR mining method (see Denison press release dated November 17, 2020). The PEA demonstrates robust economics for a small-scale Athabasca Basin ISR uranium mining project – including low initial capital costs, low operating costs and globally competitive all-in costs, as follows:

THT PEA Highlights
Mine life	~ 6 years (Avg. ~1.6 million lbs U3O8 per year)
Projected mine production(1)	9.7 million lbs U3O8 (177,664 tonnes at 2.49%)
Average cash operating costs	USD$12.23 ($16.27) per lb U3O8
Initial capital costs(2)	$112 million (100% basis)
Base case pre-tax IRR(3)	39.1%
Base case pre-tax NPV8%(3)	$177 million (100% basis)
Base case price assumption	UxC spot price(4) (Avg. USD$53.59 per lb U3O8)
Operating profit margin (5)	77% at USD$53.59 per lb U3O8
All-in cost(6)	USD$24.93 ($33.16) per lb U3O8
Notes:
(1)
See the NI 43-101 Technical Report for the THT deposit titled ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada, with an effective date of October 31, 2020 for additional information regarding projected mine production. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Scheduled tonnes and grade do not represent an estimate of mineral reserves.
(2)
Initial capital costs exclude $20.1 million of estimated pre-construction Project evaluation and development costs.
(3)
NPV and IRR are calculated to the start of pre-production activities for the THT operation.
(4)
Spot price forecast is based on ‘Composite Midpoint’ scenario from UxC’s Q3’2020 Uranium Market Outlook for the years 2028 to 2033, and is stated in constant (not-inflated) dollars.
(5)
Operating profit margin is calculated as uranium revenue less operating costs, divided by uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(6)
All-in cost is estimated on a pre-tax basis and includes all project operating costs and capital costs, excluding project evaluation and development costs, divided by the estimated number of finished pounds U3O8 produced.

The robust economics are a result of the innovative application of established ISR technology and ground freezing technology, in addition to the close proximity of existing infrastructure to minimize onsite requirements. The implementation of a freeze wall (see figure below) to surround the deposit allows mining to take place from the peninsula above the deposit and provides the same advantages as described above relating to the freeze wall trade-off study for Phoenix.

MANAGEMENT’S DISCUSSION & ANALYSIS

The PEA is prepared on a pre-tax and 100% ownership basis, as each partner to the Waterbury Lake Uranium Limited Partnership (‘WLULP’), which owns the Waterbury Property, is subject to different tax and other obligations. Denison has completed an indicative post-tax assessment that reflects its ownership interest in the WLULP (66.90%), the impact of expected toll mill fees recovered from its 22.5% interest in the MLJV, and the benefit of Denison's applicable existing tax shelter balances.

Denison’s post-tax indicative base-case results are highlighted by an internal rate of return (‘IRR’) of 30.4%, a pay-back period of approximately 23 months, and a base-case Net Present Value(8%) (‘NPV’) of $72 million.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $7,609,000 during 2020 (2019 - $7,811,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. Included in general and administrative expense is $1,827,000 in non-cash share-based compensation expense (2019 - $2,222,000).

The decrease in general and administrative expense during the 2020, as compared to the prior year, is due to a decrease in employee costs, and share-based compensation expense, offset by an increase in legal costs. The decrease in employee costs was driven by a decrease in the bonus expense. In order to preserve cash in early 2020, the Company decided to settle the 2019 bonuses for the executive team and the majority of staff with a grant of restricted share units (‘RSUs’). The cost of RSUs is expensed over the three-year vesting period of the units, whereas cash bonuses, by comparison, are fully expensed at the time of approval. With staff bonuses and a portion of executive bonuses having been paid in cash in the prior year, the bonus expense in 2020 decreased, in part as a result of the change in the timing of the recognition of the expense, and also as a result of a slight decrease in the total bonus amount. The increase in legal costs was related to arbitration proceedings between the Company and a third party.

OTHER INCOME AND EXPENSES

During 2020, the Company recognized a loss of $95,000 in other income/expense (2019 – gain of $2,970,000). The loss in the current year is due to several offsetting factors:

During 2020, the Company recorded a gain of $5,046,0000 related to its investments carried at fair value (2019 – loss of $1,085,000). The Company’s investments consist of investments in other publicly traded entities. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter.

During 2020, the Company recorded an expense of $3,595,000 in other income and expense related to an increase in the estimate of reclamation liabilities at Elliot Lake (2019 - $845,000). In 2020, the increase in the reclamation liability was predominantly due to changes in the long-term discount rate used to estimate the present value of the reclamation liability as well as changes in cost estimates related to certain reclamation obligations (2019 – changes in the long-term discount rate). Refer to Reclamation Sites below for further detail.

In addition, during 2020, the Company recorded other expense of $850,000 related to a legal settlement.

During 2019, the Company recorded a deconsolidation gain of $5,267,000 related to the Company’s investment in GoviEx, when Denison ceased to exercise significant influence over GoviEx and changed its accounting method for this investment from the use of the equity method to treating the investment as a portfolio investment at fair value through profit and loss.

EQUITY SHARE OF INCOME (LOSS) FROM ASSOCIATES

During the fourth quarter of 2019, the Company determined that it no longer exercised significant influence over GoviEx Uranium Inc. (‘GoviEx’) and began accounting for its investment in the common shares of GoviEx as a portfolio investment at fair value through profit and loss. As a result, during 2020, the Company recorded $nil in equity gain or loss from associates. During 2019, the Company recognized a loss of $426,000 from its equity share of GoviEx. The loss in 2019 was primarily due to an equity loss of $678,000, offset by a dilution gain of $252,000.

INCOME TAX RECOVERY AND EXPENSE

During 2020, the Company recorded an income tax recovery of $860,000 (2019 - $5,376,000). The decrease in the income tax recovery in 2020 was predominantly due to a decrease in the net loss in the year compared to the prior year, as well as an increase in the amount of deferred tax assets not recognized in 2020.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $24,992,000 at December 31, 2020 (December 31, 2019 – $8,190,000).

The increase in cash and cash equivalents of $16,802,000 was due to net cash used in operations of $13,485,000 more than offset by net cash provided by financing activities of $30,506,000 and net cash provided by investing activities of $305,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

Net cash used in operating activities of $13,485,000 during 2020 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $305,000 consists primarily of the proceeds from the sale of certain portfolio investments and property, plant and equipment, offset by expenditures for property, plant and equipment.

Net cash provided by financing activities of $30,506,000 relates to the following transactions: (i) the net proceeds from the Company’s public offering of common shares qualified by the 2020 Short Form Prospectus (defined below) pursuant to which the Company issued 28,750,000 common shares at a price of USD$0.20 on April 6, 2020 (‘April 2020 Offering’), for gross proceeds of $8,041,000 (USD$5,750,000); (ii) the net proceeds from the Company’s public offering of common shares qualified by a prospectus supplement to the 2020 Shelf Prospectus (defined below), pursuant to which the Company issued 51,347,321 common shares at a price of US$0.37 on October 14, 2020 (‘October 2020 Offering’), for gross proceeds of $24,962,000 (US$18,999,000); and (iii) the net proceeds from the Company’s private placement issuance of 1,081,959 common shares, on a flow-through basis, at a price of $0.86 on December 31, 2020 (‘2020 FT Offering’) for gross proceeds of $930,000.

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The Company may issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Shelf Prospectus, for an aggregate offering amount of up to $175,000,000 during the 25 month period beginning on June 2, 2020.

In November 2020, Denison entered into an equity distribution agreement providing for an at-the-market (‘ATM’) equity offering program, qualified by a prospectus supplement to the 2020 Shelf Prospectus. The ATM will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$20,000,000. In January and February 2021, Denison issued an additional 4,230,186 common shares under the ATM program.

In February 2021, Denison issued 31,593,950 units of the Company pursuant to a public offering of common shares qualified by a prospectus supplement to the 2020 Base Shelf Prospectus for gross proceeds of $36,266,000. In March 2021, Denison issued 5,926,000 common shares on a flow-through basis for gross proceeds of $8,000,000. See SUBSEQUENT EVENTS for further details.

Refer to ‘OUTLOOK for 2021’ below for details of the Company’s working capital requirements for the next twelve months.

Use of Proceeds

2019 Flow Through Financing

As at December 31, 2020, the Company has fulfilled its obligation to spend $4,715,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in December 2019.

April 2020 Equity Financing

As disclosed in the Company’s Short Form Prospectus dated April 6, 2020 (‘2020 Short Form Prospectus’), the net proceeds of the April 2020 Offering were to be utilized to supplement the Company’s cash working capital to fund its business operations through 2020 and into 2021.

The use of proceeds in the 2020 Short Form Prospectus anticipated further curtailment to the Company’s exploration and evaluation activity levels in early 2021 that were based on then-current market conditions and other operational constraints arising from the COVID-19 pandemic. As noted in the prospectus, the Company’s use of its available funds was based on its projections and preliminary plans and was subject to change should there be changes in market and/or other business conditions.

As noted above, during the fourth quarter of 2020, the Company completed the October 2020 Offering for gross proceeds of $24,962,000 (US$18,999,000). As a result of this financing, as well as the ability to resume certain activities under strict COVID-19 safety protocols, the anticipated further curtailments of exploration and evaluation activities were no longer necessary; and the Company incurred increased evaluation expenditures related to Wheeler River during 2020. As a result of the increased evaluation activity at Wheeler River, as at December 31, 2020, the proceeds from the April 2020 Offering have been fully spent.

MANAGEMENT’S DISCUSSION & ANALYSIS

October 2020 Equity Financing

As disclosed in the Company’s Prospectus Supplement to the 2020 Base Shelf Prospectus (‘October 2020 Prospectus Supplement’) dated October 8, 2020, the net proceeds of the October 2020 Offering will be utilized to fund Wheeler River evaluation and EA activities as well as general, corporate and administrative expenses. During the period between the close of the financing in October and December 31, 2020, the Company’s use of proceeds has been in line with that disclosed in the October 2020 Prospectus Supplement.

2020 Flow Through Financing

As at December 31, 2020, the Company has spent $nil towards its obligation to spend $930,000 on eligible Canadian exploration expenditures related to the 2020 FT Offering.

Revolving Term Credit Facility

On January 14, 2021, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2022 (‘2021 Credit Facility’). Under the 2021 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2020 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2021 Credit Facility. See SUBSEQUENT EVENTS below.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2020:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$7,178	$7,178	$-	$-	$-
Lease liabilities	688	231	259	198	-
Debt obligations	35	9	19	7	-
	$7,901	$7,418	$278	$205	$-

Exploration Spending Required to Maintain Exploration Portfolio in Good Standing

The Company has a portfolio of mineral properties, predominantly composed of 204 mineral claims in the Athabasca Basin region of Saskatchewan, Canada as at December 31, 2020. Under The Mineral Tenure Registry Regulations in Saskatchewan, once a claim has been ‘staked’, it may be held for an initial two-year period, and this period may be renewed year to year, subject to the holder expending a minimum required amount on exploration on the claim lands. Exploration expenditures that exceed the annual spending requirements may be carried forward and applied against future spending requirements.

In order to maintain the Company’s current exploration portfolio in good standing for a period of five years, the Company’s share of the required exploration expenditures is outlined in the table below.

(in thousands)	Total	1 Year	2 Year	3 Year	4-5 Years
Exploration expenditures required to maintain claim status	$3,387	$44	$378	$819	$2,146
Surface lease payments	1,370	274	274	274	548
	$4,757	$318	$652	$1,093	$2,694

The Company routinely assesses its exploration portfolio in order to rank properties in accordance with their exploration potential. From time to time, strategic decisions are made to either acquire new claims, through staking or purchase, or to allow claims to lapse. Claims are allowed to lapse if the Company determines that no further exploration work is warranted by the Company. The amounts in the table above were calculated based on currently approved legislation and assumes that the land claims held at the date of the MD&A would be maintained for the duration of five years. In addition, where Denison holds a claim with a partner, the Company has assumed that each partner will fund their share of the required expenditures.

MANAGEMENT’S DISCUSSION & ANALYSIS

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2020, is estimated to be $38,420,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2020, an adjustment of $3,595,000 was made to increase the reclamation liability to reflect minor adjustments in future plans and changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from the Elliot Lake reclamation trust fund. At December 31, 2020, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,883,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated March 2016 and the Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2020, the Company increased the liability by $1,787,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2038 and 2056.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the March 2016 approved plan, the Company has put in place financial assurances of $24,135,000, providing irrevocable standby letters of credit from BNS in favour of Saskatchewan’s Ministry of Environment. At present, to provide the required standby letters of credit, the Company is utilizing the full capacity of the 2021 Credit Facility and has committed an additional $135,000 with BNS as restricted cash collateral.

FINANCIAL INSTRUMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2020	2019
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$24,992	$8,190
Trade and other receivables	Category B		3,374	4,023
Investments
Equity instruments (shares)	Category A	Level 1	16,657	11,971
Equity instruments (warrants)	Category A	Level 2	293	133
Restricted cash and equivalents
Elliot Lake reclamation trust fund Credit facility pledged assets Reclamation letter of credit collateral	Category B Category B Category B		2,883 9,000 135	2,859 9,000 135
			$57,334	$36,311

Financial Liabilities:
Account payable and accrued liabilities	Category C		7,178	7,930
Debt obligations	Category C		615	1,002
			$7,793	$8,932
Notes:
1.
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, and restricted cash and cash equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are considered credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process, which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, debt instruments and equity investments and its access to credit facilities and capital markets, if required.

The Company's investments that are designated as financial assets at fair value through profit or loss have resulted in other income of $5,046,000 during 2020 (2019 – other income of $4,182,000). See OTHER INCOME AND EXPENSES above for further details.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company’s current management services agreement with UPC (‘MSA’) has a term of five years (the ‘Term’), expiring on March 31, 2024. Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following amounts were earned from UPC for the years ended:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2020	2019

Management Fee Revenue
Base and variable fees	$2,011	$1,822
Discretionary fees	300	-
Commission fees	293	144
	$2,604	$1,966

At December 31, 2020, accounts receivable includes $265,000 (December 31, 2019 – $236,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and KHNP

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate, KHNP Canada Energy Ltd. (‘KHNP Canada’) entered into an amended and restated strategic relationship agreement, in large part providing KHNP Canada with the same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP Canada to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets;

MANAGEMENT’S DISCUSSION & ANALYSIS

(c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2020, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 8.58%. KHNP Canada is the holder of the majority of these Denison shares.

KHNP Canada is also the majority member of the KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and WLULP, entities whose key asset is the Waterbury Lake property. At December 31, 2020, WLUC was owned by Denison (60%) and KWULP (40%) and the partnership interests in WLULP were Denison (66.89%), KWULP (33.09%) and WLUC, as general partner (0.02%). When a spending program is approved, each of Denison and KWULP is required to fund WLUC and WLULP based upon its respective ownership interests or be diluted accordingly. Generally, spending program approval requires 75% of the limited partners’ voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (‘Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate $10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate $15,000,000 until December 31, 2021.

In 2019, Denison funded 100% of the approved fiscal 2019 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 65.92% to 66.57%, in two steps, which has been accounted for using effective dates of May 31, 2019 and November 30, 2019. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $448,000.

In 2020, Denison funded 100% of the approved fiscal 2020 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 66.57% to 66.89%, in two steps, which has been accounted for using effective dates of June 30, 2020 and November 30, 2020. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $223,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During 2020, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $206,000 (2019 – $217,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2020, an amount of $nil (December 31, 2019 - $nil) was due to this company.

●
In December 2018, the Company lent GoviEx $250,000 pursuant to a credit agreement between the parties. The loan was unsecured and bore interest at 7.5% per annum. In April 2019, the loan was repaid in full, together with the interest thereon.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)	2020		2019

Salaries and short-term employee benefits		$(1,899)		$(2,024)
Share-based compensation		(1,507)		(1,881)
Termination benefits		-		(481)
		$(3,406)		$(4,386)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 14, 2021, the Company entered into an agreement with BNS to extend the maturity date of the credit facility. Under the current terms of the 2021 Credit Facility, the maturity date has been extended to January 31, 2022 and the Company continues to have access to credit up to $24,000,000 – the use of which is restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2021 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged from those of the earlier credit facility.

The 2021 Credit Facility is subject to letter of credit and standby fees of 2.40% (0.40% on the $9,000,000 pledged cash collateral) and 0.75% respectively.

ATM Program Activity

Subsequent to year-end, Denison, through its agents, issued 4,230,186 common shares under its ATM program at an average price of $0.93 for aggregate gross proceeds of $3,914,000. The Company paid total commissions of $78,000, resulting in net proceeds after commissions of $3,836,000.

Public Unit Offering

On February 19, 2021, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 31,593,950 units of the Company at US$0.91 per unit for gross proceeds of $36,266,000 (US$28,750,000), including the full exercise of the underwriters’ over-allotment option, accounting for 4,120,950 units. Each unit consists of one common share and one-half of one transferable common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of US$2.00 for 24 months after issuance.

Private Placement of Flow Through Shares

On March 3, 2021, the Company completed a private placement of 5,926,000 flow-through common shares at a price of $1.35 on for gross proceeds of $8,000,000. The income tax benefits of this issue will be renounced to subscribers with an effective date of December 31, 2021.

OUTSTANDING SHARE DATA

At March 4, 2021, the Company has the following share instruments issued and outstanding: (1) 723,448,252 common shares; (2) stock options entitling the holders to acquire 12,092,343 common shares; (3) share units entitling the holders to convert the units into 7,060,398 common shares, and 15,796,975 share purchase warrants. On a fully diluted basis, the Company would have 758,397,968 common shares outstanding.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2021

The 2021 Outlook, and discussion below, represents the Company’s best estimate of its cash flows for the year:

(‘000)	2021 OUTLOOK(2)
Mining Segment
Mineral Sales	3,709
Development & Operations	(4,972)
Exploration	(4,178)
Evaluation	(19,413)
(24,854)
Closed Mines Segment
Closed Mines Environmental Services	964
964
Corporate and Other Segment
UPC Management Services	2,536
Corporate Administration & Other	(5,444)
(2,908)
Net forecasted cash outflow (1)	$ (26,798)

Notes:
1.
Only material operations shown.
2.
The outlook is prepared on a cash basis.

MINERAL SALES

During 2021, the MLJV plans to process SABRE ore expected to be recovered from the SABRE test mining program (see DEVELOPMENT & OPERATIONS below) at the McClean Lake Mill. The revenue from the sale of Denison’s share of the resulting mill production is estimated to be $3.7 million. The McClean Lake mill is not currently operating due to the COVID-19 related temporary closure of the Cigar Lake mine, which provides the mill with its primary source of feed. The timing of the restart of the Cigar Lake mine is uncertain and could impact the availability of the mill to process ore recovered from the SABRE test mining program.

DEVELOPMENT & OPERATIONS

In 2021, Denison’s share of operating and capital expenditures at the Orano Canada operated MLJV and Midwest joint ventures (‘MWJV’) are budgeted to be $3.7 million. Most of these expenditures relate to McClean Lake – including $2.9 million in respect of Denison’s share of SABRE related activities. The 2021 SABRE program includes the planned completion of a multi-year test mining development program – including the execution of a field mining test at the McClean North orebody, the completion of mill modifications necessary to facilitate the processing of the ore generated by test mining activities, and the expected milling costs related to the processing of the ore recovered during the SABRE mining test.

Operating expenditures in 2020 are also expected to include $802,000 for reclamation costs related to Denison’s legacy mine sites in Elliot Lake.

MANAGEMENT’S DISCUSSION & ANALYSIS

EXPLORATION

The exploration budget for 2021 is estimated at $4.2 million (Denison’s share).

As Denison continues to successfully advance the application of ISR mining at the Phoenix deposit, exploration efforts are expected to continue to focus on discovering high-grade unconformity deposits with ISR potential.

The 2021 exploration program is expected to include drilling high-priority exploration targets on projects near Phoenix. Significant effort will be spent evaluating exploration target areas proximal to Phoenix in hopes of discovering an ISR-amenable deposit that could be brought into production, as a satellite operation, to supply the planned Phoenix processing plant. This would provide opportunities to leverage the existing site infrastructure at Phoenix, therefore reducing the required capital expenditures associated with developing a new deposit. To this end, exploration drill programs are proposed for the Wheeler River, Moon Lake North, and Moon Lake South projects – with target areas located within approximately 10 kilometres of the planned Phoenix processing plant. The total planned diamond drilling meterage for these programs is approximately 11,100 metres.

Exploration activities in 2021 are also expected to include non-operated programs at McClean Lake (22.5% Denison) and Midwest (25.17% Denison; Orano 74.83% and operator). These programs include diamond drilling programs expected to be initiated in the first quarter of 2021.

EVALUATION

The Wheeler River Joint Venture (‘WRJV’) has adopted an approach to advancing the Project whereby completion of a formal FS would be coordinated with the submission of a final EIS. This approach respects the interactive nature of the EA consultation process, allowing for the integration of outcomes from environmental assessment, community consultation, and project design efforts. Our current objectives target initiation of the formal FS process in late 2021 and the submission of a draft EIS in early 2022.

In support of these objectives, the WRJV approved a $24.0 million evaluation budget for 2021 (100% basis), which is highlighted by the resumption of the formal EA process, as well as the advancement of engineering studies, metallurgical testing, and field programs. Denison's share of the 2021 evaluation budget for Wheeler River, net of operator fee recoveries, is $19.4 million. See Denison press release dated February 8, 2021 for further details regarding the 2021 evaluation program.

Resumption of EA process: Activities planned to support the EA process in 2021 include the progression of engagement activities, adapted to reflect COVID-19 protocols, to facilitate information sharing with interested parties. Advancing the EA process is also expected to involve the completion of various third-party technical studies and Provincial and Federal regulatory engagement ahead of the submission of a draft EIS, which is currently targeted for early 2022. Significant work programs in support of the EA process resumed in January 2021.

Advancement of ISR field programs: The installation of a 5-spot Test Pattern (‘Test Pattern’), consisting of commercial scale wells (‘CSWs’), is planned for Phoenix. The Test Pattern is expected allow for the further evaluation and confirmation of the ore body’s hydrogeological characteristics. Installation of the Test Pattern is also expected to support the finalization of the production well design pattern, confirm cost estimates and designs for the CSWs, validate permeability enhancement options, and provide the necessary datasets for permitting and set-up of a lixiviant test in 2022. The lixiviant test is expected to be a key de-risking milestone for the Project – as it is intended to confirm technical feasibility as well as verify the permeability, leachability, and containment parameters needed for the successful application of the ISR mining method at Phoenix. The 2021 field program is fully permitted, with all approvals received from the provincial government to commence work

Continuation of detailed ISR metallurgical testing: Extensive laboratory studies replicating the ISR process flowsheet are planned to test and optimize the mineral processing aspects of the Phoenix operation. Studies are expected to include additional core leach tests followed by UBS preparation, through column leaching, to allow for bench scale tests planned to simulate each unit of operation in the process plant.

Progression of engineering activities: Desktop and field investigations are planned to finalize specific Project details necessary for the EA and engineering inputs required to formally initiate the FS. Areas of investigation are expected to include site layout design and earthworks updates, electrical power studies, borrow pit investigation, geotechnical analysis, final ISR well designs and decommissioning plans.

MANAGEMENT’S DISCUSSION & ANALYSIS

CLOSED MINES AND UPC MANAGEMENT SERVICES

Revenue from operations at Denison’s Closed Mines group during 2021 is budgeted to be $8.6 million, with operating, overhead, and capital expenditures budgeted to be $7.6 million, resulting in a net contribution of approximately $1.0 million.

Net management fees from the management services agreement with UPC are budgeted at $2.5 million in 2021. A portion of the management fees earned from UPC is based on UPC’s net asset value and is therefore dependent upon the spot price for uranium. Denison’s budget for 2021 assumes a uranium spot price of US$34.02 per pound U3O8 (estimated average spot price for 2021 per UxC). Each US$2 per pound U3O8 increase (decrease) is expected to translate into approximately $0.1 million in additional (reduced) management fees to Denison.

CORPORATE ADMINISTRATION AND OTHER

Cash corporate administration expenses are budgeted to be $5.2 million in 2021, and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In addition to Corporate administration expenses in 2021, letter of credit and standby fees relating to the 2021 Credit Facility are expected to be approximately $400,000, which is expected to be partly offset by estimated interest income of $122,000 on the Company’s unrestricted and restricted cash and short-term investments, for a net cash outflow of $278,000.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2020.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

MANAGEMENT’S DISCUSSION & ANALYSIS

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Deferred revenue – pre-sold toll milling – classification

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and its subsidiaries. Under the APG Arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV for an upfront cash payment. The APG Arrangement consisted of a loan structure and a stream arrangement. Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e. debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

Deferred revenue – pre-sold toll milling – revenue recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date.

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production included in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically in the quarter that information relating to Cigar Lake uranium resource updates and / or production schedules becomes publicly available), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments, which are non-cash in nature, could be material.

MANAGEMENT’S DISCUSSION & ANALYSIS

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares (the ‘Shares’), including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and any operation of mines and facilities requires a substantial amount of capital and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to obtain financing through joint ventures, equity financing, debt financing or other means. The Company intends to use the proceeds from its October 2020 Offering, 2020 FT Offering, and ongoing ATM issuances of its Shares to fund the Company’s business activities planned for 2021, as well as for general working capital purposes; however, the Company’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as continued or new impacts of COVID-19, the impact that results from continued exploration and evaluation activities may have on the Company’s future evaluation and development plans and anticipated costs and timelines. There is no assurance that the proceeds from such prior offerings will be sufficient to meet the stated objectives.

In addition to fund additional activities, including future exploration, evaluation, development and construction activities, the Company will require additional financing. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to fund the substantial capital that is typically required in order to continue to advance a mineral project, such as the Wheeler River project or Waterbury Lake project, through the testing, permitting and feasibility processes to a production decision or to place a property, such as the Wheeler River project or Waterbury Lake project, into commercial production. Similarly, there is no certainty that the Company will be able to fund additional exploration or development of the Company’s projects or acquisition of new projects at any particular time.

There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives or otherwise have a material adverse impact on the Company’s financial condition and/or ability to continue as a going concern.

MANAGEMENT’S DISCUSSION & ANALYSIS

COVID-19 Outbreaks

The COVID-19 pandemic has caused, and may cause further, disruptions to the Company’s business and operational plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies. It is presently not possible to predict the likelihood, extent or duration of any such disruption. Any such disruption may have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected. These disruptions may severely impact the Company’s ability to carry out its business plans for 2021 and beyond.

Global Financial Conditions

Global financial conditions are subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including the significant market reaction to the onset of the COVID-19 pandemic in 2020, resulting in a significant reduction in in many major market indices, and continuing market uncertainty and volatility. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These instances of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s uranium deposits are commercially mineable.

Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Risks of, and Market Impacts on, Developing Mineral Properties

Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permits and assets necessary to commence commercial operations.

Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing.

MANAGEMENT’S DISCUSSION & ANALYSIS

The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically cyclical.

Subject to the availability of capital, if a feasibility study is completed for the Wheeler River project, such a feasibility study, and any estimates of mineral reserves and mineral resources, development costs, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available at the time. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. For example, the capital and operating cost projections and related economic indicators in the Wheeler PFS Report and Waterbury PEA may vary significantly from the capital and operating costs and economic returns estimated by a final feasibility study or actual expenditures.

The decision as to whether a property, such as Wheeler River or Waterbury Lake, contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into production, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increased costs of processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental, etc.), fluctuations in uranium prices, and accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users’ demand. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of Denison and its operations.

Denison has a History of Negative Operating Cash Flow

Denison has a history of negative operating cash flow for recent past financial reporting periods. In addition, the Company has committed a portion of its short to medium term cash flows in connection with the APG Arrangement. Denison anticipates that it will continue to have negative operating cash flow until such time, if at all, its Wheeler River project goes into production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves or other financial or non-financial assets to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

Risks Associated with the Selection of Novel Mining Methods

As disclosed in the Wheeler PFS Report, Denison has selected the ISR mining method for production at the Phoenix deposit. While test work completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies completed to date. While industry best practices have been utilized in the development of its estimates, actual results may differ significantly. Denison will need to complete substantial additional work to further advance and/or confirm its current estimates and projections for development to the level of a feasibility study. As a result, it is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s best estimates.

MANAGEMENT’S DISCUSSION & ANALYSIS

Dependence on Obtaining Licenses, and other Regulatory and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments including the Saskatchewan Government and the Canadian Nuclear Safety Commission. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which involve multiple governmental agencies. Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. Obtaining these government approvals includes among other things, obtaining environmental assessments and engaging with interested parties. See “Engagement with Canada’s First Nations and Métis” for more information regarding Denison’s community engagement. In addition, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations, uranium transport and international trade, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies, locally or globally, may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

Denison suspended certain activities at Wheeler River during 2020, including the EA process, which is on the critical path to achieving the project development schedule outlined in the PFS. An important part of the EA process involves extensive engagement and consultation with various interested parties. Accordingly, the decision to suspend the EA was motivated by the significant social and economic disruptions that emerged at the onset of the COVID-19 pandemic, and other fiscal prudence measures. While the EA process has resumed, the Company is not currently able to estimate the impact to the project development schedule, cost estimates or other project development assumptions and projections outlined in the PFS, and users are specifically cautioned against relying on the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024.

Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions – which may have a material adverse effect on the Company. Companies engaged in uranium exploration, evaluation, mining or milling activities may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Engagement with Canada’s First Nations and Métis

First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Métis people have not signed treaties; they assert Aboriginal rights throughout Saskatchewan, including Aboriginal title over most if not all of the Company’s project lands.

MANAGEMENT’S DISCUSSION & ANALYSIS

Managing relations with the local First Nations and Métis communities and governments is a matter of paramount importance to Denison. Engagement with, and consideration of the rights of, potentially affected Indigenous peoples may require accommodations – including undertakings regarding funding, contracting, environmental practices, employment and other matters and can be time consuming and challenging. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.

The Company’s relationships with various interested parties are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on parties impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with various interested parties. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will be successful or mitigate this potential risk.

The inability of the Company to maintain positive relationships with interested parties, including local First Nations and Métis, may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to advance its projects and, as a result, on its financial position and results.

Global Demand and International Trade Restrictions

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements.

As an example, over the past two years, policy related reviews in the United States have impacted the nuclear fuel market.

MANAGEMENT’S DISCUSSION & ANALYSIS

In 2018, certain uranium producers filed a petition with the U.S. Department of Commerce (“DOC”) to investigate the import of uranium into the U.S. under Section 232 of the 1962 Trade Expansion Act. The Nuclear Fuels Working Group convened to review the matter recommended that the US build a strategic uranium reserve, and in December 2020, the US Congress passed a Bill that included funding for the first year of the acquisitions for the strategic reserve of uranium. This long-awaited resolution ended a period of uncertainty and disruption in the nuclear fuel market.

Similarly, a 2020 extension to the Russian Suspension Agreement ended a period of uncertainty in the uranium market regarding potential changes to restrictions on Russian uranium supplies entering the United States.

The uncertainty surrounding these trade matters are believed to have impacted the uranium purchasing activities of nuclear utilities, especially in the U.S., and consequently negatively impacted the market price of uranium and the uranium industry as a whole.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

Volatility and Sensitivity to Market Prices

The value of the Company’s mineral resources, mineral reserves and estimates of the viability of future production for its projects is heavily influenced by long and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political, economic and social conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers. Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Current estimates project increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

The market price of Denison’s securities may experience wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries

MANAGEMENT’S DISCUSSION & ANALYSIS

– including mining and nuclear energy – and volatile trading due to unpredictable general market or trading sentiments. The market price of the Company’s securities may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the shares and the attractiveness of alternative investments.

The market price of Denison’s securities are also likely to increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the arrival or departure of key personnel; the number of shares to be publicly traded after an offering pursuant to any prospectus supplement; the public’s reaction to the Company’s press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track Denison’s shares or the shares of other companies in the resource sector; public sentiment regarding nuclear energy or uranium mining; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the other risk factors listed herein.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies. With respect to the Company’s shares, the trading price has recently increased significantly and there is no assurance that this price increase will be sustained. Accordingly, the market price of the shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the shares may be materially adversely affected.

Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the lessening (or increasing) in trading volume, exclusion (or inclusion) in market indices, and general investor interest in Denison's securities. Similarly, changes in the liquidity of Denison’s common shares may limit the ability of some institutions to invest in (or divest of) Denison's securities, and a substantial decline in the liquidity and/or price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Issuances

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada. Denison will require additional funds to further such activities.

Denison may sell additional equity securities (including through the sale of securities convertible into common shares) and may issue additional debt or equity securities to finance its exploration, evaluation, development, construction, and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of common shares. Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the common shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

As an example, Orano Canada is the operator and majority owner of the MLJV and MWJV in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licences in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of its mining assets and operations located in the United States to Energy Fuels Inc., the sale of its mining assets and operations located in Mongolia to Uranium Industry a.s., the sale of its mining assets and operations located in Africa to GoviEx, the optioning of the Moore Lake property to Skyharbour, the acquisition of an 80% interest in the Hook-Carter property from ALX, the acquisition of an interest in the Moon Lake property from CanAlaska, entering into the APG Arrangement and the acquisition of Cameco’s interest in the WRJV. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Inability to Exploit, Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its Wheeler River, Waterbury Lake, McClean Lake and Midwest projects are Denison’s material future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time if its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian federal, provincial and local governments, as well as by First Nations and Métis.

MANAGEMENT’S DISCUSSION & ANALYSIS

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could have a material adverse effect on Denison's results of operations, financial condition, reported mineral reserves and resources and/or long -term business prospects.

Ability to Maintain Obligations under the 2021 Credit Facility and Other Debt

The 2021 Credit Facility only has a term of one year, and will need to be renewed on or before January 31, 2022. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2021 Credit Facility. Denison is also subject to a number of restrictive covenants under the 2021 Credit Facility and the APG Arrangement, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer of otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control, which could cause Denison to fail to satisfy its obligations under the 2021 Credit Facility, APG Arrangement or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2021 Credit Facility and APG Arrangement are secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2021 Credit Facility, APG Arrangement or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Change of Control Restrictions

The APG Arrangement and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Arrangement, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s closed mines services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage; delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, affecting the Company’s winter exploration programs at certain of its projects. Any such event could result in material economic harm to Denison.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, environmental impacts from mineral exploration and mining activities are inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information Systems and Cyber Security

The Company's operations depend upon the availability, capacity, reliability and security of its information technology (‘IT‘) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

MANAGEMENT’S DISCUSSION & ANALYSIS

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plans may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of and competitiveness for qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. In addition, Denison’s ability to keep essential operating staff in place may also be challenged as a result of potential COVID-19 outbreaks or quarantines.

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (‘OBCA’).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO indirectly transferred the majority of its interest in Denison to KHNP Canada. Denison and KHNP Canada subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to Board representation. Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any Shareholder meeting.
KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company

 The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the OBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion, of their assets and the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” and the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

QUALIFIED PERSON AND TECHNICAL INFORMATION

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a "Qualified Person" within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.
Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a "Qualified Person" within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.
For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):
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For the Wheeler River project, the “Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada” dated October 30, 2018;

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For the Waterbury Lake project, “Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” with an effective date of October 30, 2020;

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For the Midwest project, “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018; and

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For the McClean Lake project, (A) the “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised February 16, 2006, (B) the “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006, and (C) the "Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan" dated January 31, 2007.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the expectations described in the 2021 Outlook, including operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; exploration, development and expansion plans and objectives, including the results of the PFS, the scoping study and statements regarding anticipated evaluation plans, budgets and expenditures, including statements regarding the completion of testing, a future FS, EA process and EIS; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; the benefits to be derived from corporate transactions; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores and its related contractual arrangements with APG; anticipated programs for SABRE test mining and processing and related activities; expectations regarding revenues and expenditures from operations at the Closed Mines group; expectations regarding revenues from the UPC management contract; and statements and outlook regarding the uranium industry and other industry participants described herein. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by COVID-19 and its potentially far-reaching impacts. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’, above. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

This MD&A also contains information relating to the uranium market and other industry participants which have been derived from third-party publications and reports which Denison believes are reliable but have not been independently verified by the Company.

Cautionary Note to United States Investors Concerning Estimates of Mineral Resources and Mineral Reserves: This MD&A may use terms such as "measured", "indicated" and/or "inferred" mineral resources and "proven" or "probable" mineral reserves, which are terms defined with reference to the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. In addition, United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves or that all or any part of an inferred mineral resource exists, or is economically or legally mineable.